UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

FORM 12B-25

NOTIFICATION OF LATE FILING
Commission File Number: 033-31067

(Check One)
[ ] Form 10K and Form 10KSB
[ ]Form 20F
[ ]Form 11K
[X] Form 10Q and Form 10QSB
[ ] Form N-SAR

For Period Ended: March 31, 2006

[ ] Transition Report on From 10K
[ ] Transition Report on From 20F
[ ] Transition Report on From 11K
[ ] Transition Report on From 10Q[ ]
Transition Report on From N-SAR For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.

Please Print or Type.
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ITEC ENVIRONMENTAL GROUP, INC.
Full Name of Registrant

5300 Claus Road
Address of Principal Executive Office (Street and Number)

Riverbank, CA 95367City,
State and Zip Code

PART II -- RULES 12b 25 (b) and (c).

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, transition report on Form10K, 20F, 11K, or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b 25(c)has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why the Form 10K 20F, 11K, NSAR or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has been unable to compile all pertinent information to complete the quarterly filing or complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

David M. Otto,
The Otto Law Group, PLLC;
(206) 262-9545

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ ] Yes [X] No

Form 10-KSB for the period ending December 31, 2005 has not been filed.

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

ITEC ENVIRONMENTAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2006

By: /s/ Gary De Laurentiis
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Name: Gary De Laurentiis
Its: Chief Executive Officer